EXHIBIT 99.7

Certificate of the Senior Vice President and Chief Financial Officer Pursuant to 18
U.S.C. Section 1350, as Enacted Pursuant to Section 906 of the Sarbanes-Oxley
Act of 2002.

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350,

AS ENACTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

Suncor Energy Inc. (the “Registrant”), is filing its interim report on Form 6-K for the third fiscal quarter ended September 30, 2004 (the “Report”) with the Securities and Exchange Commission.

I, J. KENNETH ALLEY, Senior Vice President and Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. section 1350, as enacted pursuant to section 906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

(i)                                     the Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934;  and

(ii)                                  the information contained in the Report fairly presents, in all material respects, the financial condition and results of the operations of the Registrant.

/s/ “J. KENNETH ALLEY”
J. KENNETH ALLEY
Senior Vice President and Chief Financial
Officer
Suncor Energy Inc.

DATE:	October 28, 2004

A signed version of this written statement required by Section 906 has been provided to Suncor Energy Inc. and will be retained by Suncor Energy Inc. and furnished to the Securities and Exchange Commission or its staff upon request.